Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the three and nine months ended September 30, 2008 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements.  This MD&A should be read in conjunction with the interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2008 and should also be read in conjunction with the audited financial statements and MD&A for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian dollars.  Readers should be aware the following MD&A relates primarily to the three and nine months ended September 30, 2008. The date of this MD&A is November 12, 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange and the American Stock Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This document may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

In particular such forward-looking statements include:

(a) Under the heading “Outlook” the statement that:

“Drilling of the third exploration well, in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in August 2008 and is expected to reach total depth in late November 2008.”

The foregoing statement is based on the assumption that the current drilling process continues on schedule and that no unexpected equipment or personnel issues arise. This assumption is subject to the risks associated with Oil & Gas exploration. Should those risks become a reality the Company may not be in a position to complete the drilling within the timeline identified.

(b) Under the heading “Outlook” the statement that:

“Management is optimistic that the opportunity for exploration success in offshore Trinidad and Tobago will attract further financing required for the Company to fulfill its obligations for the current exploration well and development of the Block 5(c) commitment.”

The foregoing statement is based on the assumption that the Company can obtain the required financing. There are a number of risks that could affect those assumptions including but not limited to the availability of equity or debt financing.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act.  In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007.  Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired.  In November, 2007 the Company issued 1,875,027 special warrants at $1.80 each for proceeds of $3.4 million. These special warrants were deemed exercised into 1,875,027 common shares in January 2008.  On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit was comprised of one common share and one-half of one common share purchase warrant with each full warrant exercisable over the next 24 months at a price of $4.40 per common share purchase warrant.  On March 28, 2008 the agents for the March 6, 2008 financing exercised an over-allotment option (the “Over-Allotment Option”) for an additional 843,475 common shares at a price of $3.80 per Common Share and 521,737 Common Share purchase warrants at a price of $0.40 per Warrant (or $0.20 per half Warrant), raising an additional $3.4 million.  Total gross proceeds from the March financing were $31.2 million.  On October 2, 2008 the Company completed a 10,000,000 unit  financing for gross proceeds of $30.0 million at a price of $3.00 per unit. Each unit was comprised of one common share and one-half warrant exercisable into common shares over the next 12 months at a price of $3.50 per purchase warrant.  As at November 12, 2008 there were 53,497,547 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation.  Its primary emphasis has been on exploration for natural gas offshore Trinidad and Tobago.  The Company also holds a 10% working interest in a gas producing well in Western Canada.  The Company commenced exploration activity in Trinidad and Tobago near the end of the second quarter of 2007 on its Block 5(c) holding.  On June 29, 2007 the first exploration well, (“Victory”) was spud and on January 14, 2008 the Company announced results from the first zone tested, and on January 28, 2008 the Company announced the results from the second zone tested. On February 20th the Company announced it had begun operations on the second exploration well (“Bounty”).  The second well reached total depth in June 2008 and the exploration well was tested and results were released August 13, 2008. Drilling of the third exploration well (“Endeavour”), in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in August 2008 and is expected to reach total depth in late November 2008. The Company earned a minor amount of production revenue in the 3 and 9 months ended September 30, 2008 from its 10% interest in a Western Canada well.

Challenger’s business objective for the remainder of the year is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the year ended December 31, 2006, the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $45.6 million and accrued an additional $31.9 million in respect of obligations under the Participation Agreement as at September 30, 2008.  With cash on hand and the completion of a $30 million equity financing offering on October 2, 2008, all incurred and accrued obligations recorded at September 30, 2008 are fully funded.  The Company will however require additional financing to fulfill its obligations on the third exploration well in the three exploration well commitment in the Block 5(c) program.  Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production sharing contract covering Block 5 (c) offshore Trinidad by participating for one-third of the cost of an exploration program consisting of drilling three wells.  In order to fully earn its revenue share in Block 5(c), Challenger is required to pay one-third of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

OVERALL PERFORMANCE

Period ended September 30, 2008

For the period ended September 30, 2008, Challenger carried on exploration operations and had minimal revenues.  As at September 30, 2008 Challenger has a working capital deficiency of $27.6 million, which reflects a net accrual of obligations of $31.9 million for work performed in respect of the Company’s exploration program on Block 5 (c) and cash on hand of $4.3 million (see “Liquidity” section for discussion on equity and debt financing). As at September 30, 2008, the Company has transferred $45.6 million to Canadian Superior in respect to its obligations as per the Block 5(c) Participation Agreement.  The expenses of Challenger during the period ended September 30, 2008 related primarily to stock based compensation and office and administration costs.

Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November 2004, by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.  During the period ended September 30, 2008, the testing results from the Victory well and Bounty well were announced and operations began on the third exploration well, Endeavour. The Company’s ability to continue its funding obligations is dependent on its ability to raise additional financing, which will be required to complete the three well exploration program.

SELECTED FINANCIAL INFORMATION

	3 months ended September 30, 2008	3 months ended September 30, 2007	9 months ended September 30, 2008	9 months ended September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total Revenue	$62,405	$58,300	$285,293	$299,787
Net (Loss)	$(989,255)	$(1,361,724)	$(2,598,652)	$(3,508,042)
Per Share basic	$(0.02)	$(0.04)	$(0.06)	$(0.11)
Per Share diluted	$(0.02)	$(0.04)	$(0.06)	$(0.11)

Cash Expenses for the Period	$327,261	$181,588	$958,370	$652,748
Stock Option Compensation Expense	$381,046	$1,099,947	$1,487,049	$2,186,639
Depletion, Depreciation and Accretion	$21,624	$24,234	$70,644	$77,247
Total Expenses for the Period	$749,315	$1,334,952	$2,778,505	$3,021,964
Foreign Exchange Gain (Loss)	$(302,345)	$(85,072)	$105,440	$(785,865)

	As at September 30, 2008	As at December 31, 2007
	(unaudited)	(audited)
Total Assets	$83,444,636	$33,304,637
Total Liabilities	$32,174,146	$11,317,510
Share Capital	$50,678,320	$18,188,334
Common Shares Outstanding	43,497,547	32,777,520

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.               On January 16, 2008, 1,875,027 special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of a short form prospectus.   The Company entered into special warrant subscription agreements in November 2007 where each Special Warrant was exercisable into one common share at no additional cost upon filing of a short form prospectus qualifying the common shares for trading.  These special warrants were purchased for Cdn$1.80 per Special Warrant.  The Company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887, in November 2007.

2.               On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant.  On March 28, 2008 the agents for the March 6, 2008 financing exercised an over-allotment option for an additional 843,475 common shares at a price of $3.80 per Common Share and 521,737 Common Share purchase warrants at a price of $0.40 per Warrant (or $0.20 per half Warrant), raising an additional gross proceeds of $3.4 million.  Total gross proceeds from the March financing was $31.2 million.

3.               In the nine month period ended September 30, 2008 the Company advanced a further $29.6 million to Canadian Superior, the operator of the Company’s exploration program on Block 5(c).  As at September 30, 2008, the Company has accrued an additional $31.9 million in obligations to the operator of the well for work performed on Block 5(c).  This brings the Company’s total investment in its Trinidad activities to $78.6 million as at September 30, 2008.

4.               On September 23, 2008 the Company entered into a short-term $14.0 million bridge facility (see discussion under heading “Liquidity”).

5.               On October 2, 2008 the Company completed a $30.0 million public offering of 10,000,000 units at a price of $3.00 per unit.  Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 12 months at a price of $3.50 per common share purchase warrant.

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue.  For the nine month period ended September 30, 2008 interest revenue was $187,041 which is a decrease of $38,155 from the prior year’s comparative period.  The decrease in the nine month period is due to larger average cash balance in the nine month period ending September 30, 2007.  In the quarter ended September 30, 2008 interest revenue was $32,000 which is a $6,349 decrease from the third quarter of 2007.  The decrease in interest revenue is due to larger average cash balance in the quarter ending September 30, 2007. Interest revenue is expected to fluctuate as the Company continues to raise funds and pay its obligations with respect to the Participation Agreement. Challenger’s net production revenue from its 10% share in the Innisfail well for the nine months ended September 30, 2008 was $98,252, an increase of $23,661 over the prior year’s comparative period, resulting from higher average natural gas prices.  For the quarter ended September 30, 2008 net production revenue was $30,405, an increase of $10,454 over the third quarter of 2007.  This increase is a result of higher average natural gas prices.

Expenses

The majority of expenses in the three and nine month period ended September 30, 2008 were stock based compensation expenses related to stock options issued in 2007 and 2006, and office and administration expenses incurred in connection with administration of the Company.  Stock based compensation in the nine months ended September 30, 2008 was $1,487,049, which represents a decrease of $699,590 over the prior year’s comparative period which is a result of fewer options outstanding and full vesting of older options issued in prior periods.  In the three months ended September 30, 2008 stock based compensation was $381,046, which is a decrease of $718,901, over the prior year’s comparative periods. This decrease is due to the issuance of options in the period ended September 30, 2007 that were fully amortized by the start of the period ended September 30, 2008.

Office and administration costs for the nine and three month periods ended September 30, 2008 was $850,770 and $264,025, which represents an increase of $354,856 and $79,628, respectively, over the prior year’s comparative periods. Higher costs in the nine month period ended September 30, 2008 compared to the prior year are due to increased marketing efforts and increased personnel costs.  The increase in costs in the three month period ended September 30, 2008 is due to increased personnel costs.  Professional fees for nine and three months ended September 30, 2008 were $269,692 and $71,219, which represents an increase of $70,256 and $49,927, respectively, over the prior year’s comparative periods due to Company’s increased corporate activities.

In the period ended September 30, 2008, a large part of the Company’s accrued payables were due in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars).  For the period ended September 30, 2008 the Company recorded an unrealized foreign exchange loss of $105,440 reflecting a change in value of the Canadian dollar relative to the U.S. dollar.  This loss, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the U.S. dollars, the balance of the Company’s cash held in U.S. dollars and accrued obligations due in U.S. dollars.

CAPITAL EXPENDITURES

The costs incurred with respect to the Block 5(c) program include direct and indirect costs for the drilling and suspension of the Victory well, the Bounty Well and the Endeavour Well.  Additional costs on Victory and Bounty well incurred include the testing operations that the partners (Challenger, Canadian Superior Energy Inc., and BG International Limited) elected to conduct.  A breakdown of the costs associated with each well in the Block 5(c) program is provided below.

Victory

Challenger’s share of the drilling and suspension of the Victory Well was $22.7 million and $7.0 million for the testing of the Victory Well for a total of $29.7 million.  Challenger has drilling costs in dispute with the drilling contractors in the amount of $5.0 million with respect to the Victory Well and as a result, the final costs in respect of the Victory Well will range from $29.7 million to $34.7 million depending upon the final resolution of the dispute.  This potential cost is not due until all three partners in the Block 5(c) exploration program have agreed on settlement terms with such drilling contractors.  Results from testing the Victory well were announced in January 2008 and operations on the Victory well were completed in February 2008.

Bounty

Challenger’s share of the drilling and suspension of the Bounty Well was $26.5 million and $5.0 million for the testing of the Bounty Well for a total of approximately $31.5 million.  Results from testing the Bounty well were announced in August 2008 and operations on the Bounty well were completed in August 2008.

Endeavour

The third exploration well, Endeavour, which the Company spudded on August 28, 2008, is estimated to cost the Company approximately $26.3 million. This estimate is subject to changes in actual costs to be incurred and fluctuations in exchange rate (amounts are due in U.S. dollars).  Challenger’s share of costs incurred to September 30, 2008 on the Endeavour Well is approximately $12.9 million.  The Endeavour Well is expected to reach total depth in late November 2008 and the requirement for testing will be decided at that time.  Future costs associated with the potential testing are estimated to be in the range of $5.0-$6.0 million net to the Company.  The foregoing amounts are estimates only and the Corporation will require additional funds (see discussion under ‘Liquidity’) to satisfy its share of the costs associated with the Endeavour Well and completing its obligations under the Block 5(c) participation agreement.

Indirect Costs

Pursuant to the Amended and Restated Participation Agreement, Challenger’s share of indirect costs in connection with the Block 5(c) drilling program include those incurred to satisfy its obligations under the Production Sharing Contract, to provide operations support and to establish an operations office in Trinidad and Tobago. Costs related to operations support represent Challenger’s share of the costs associated with the Trinidad office in the Port of Spain. Such costs include salaries and general office expenses and are ongoing commitments.  After the drilling of the third exploration well, Challenger’s share of costs is reduced to 25% to reflect its working interest share.  Challenger’s current monthly commitment in respect of operations support is approximately $66,000. The $66,000 per month represents 33 1/3% of the costs associated with operations support.  Once the Corporation has fulfilled its obligation to pay 33 1/3% of the operations support costs incurred for the three initial exploration wells, the 33 1/3% is reduced to 25%, being $49,500 per month.  Since the execution of the Amended and Restated Participation Agreement, Challenger’s share of indirect costs, which is comprised of actual costs incurred by the operator, is $4.9 million.

LIQUIDITY

As at September 30, 2008, Challenger had cash of $4.3 million and a working capital deficiency of $27.5 million reflecting accrued obligations toward the costs incurred on the Company’s exploration program on Block 5(c) up to September 30, 2008.  This working capital reflects the Company’s position after the financing in March 2008, which raised total gross proceeds of $31.2 million, and additional payments to the operator of the Block 5(c) program of $29.6 million in the nine month period ended September 30, 2008. Since inception, the majority of Challenger’s expenses have been paid out of working capital.

On October 2, 2008 the Company completed an equity financing for gross proceeds of $30.0 million for 10,000,000 units at a price of $3.00 per unit. Each unit comprised of one common share and one-half warrant exercisable over the next 12 months at a price of $3.50 per common share purchase warrant.  As at November 12th, 2008 there were 53,497,547 common shares outstanding.

On September 23, 2008, the Company entered into an interim short-term $14.0 million bridge facility with a related party, (the “Lendor”).  The Company has paid a $100,000 non refundable facility fee to secure the facility.  Funds may be drawn upon by the Company until December 1, 2008 and any such funds draw down shall be due and payable no later than December 31, 2008. Challenger plans to fund the bridge facility obligation with debt or equity financing.  There is no guarantee that such financing will be available on commercially suitable terms or at all. The bridge facility’s interest rate is ten percent (10%) per annum compounded annually and payable December 31, 2008 (after December 31, 2008 there is a 60 day period to remedy default).  In addition Company has agreed to issue to the Lender non-transferable share purchase warrants entitling the Lender to acquire that number of Common Shares as is equal to 500,000 multiplied by the quotient obtained when the aggregate principal draw down amount(s) of the Agreement are divided by $14.0 million, exercisable at a price on the same terms and conditions as the Warrants issued pursuant to the October 2, 2008 Offering.  Furthermore, subject to obtaining appropriate stock exchange approvals, the Lender may elect at any time, at its sole discretion, to convert all or any portion of the principal amount owing pursuant to the Agreement to Units on the same terms as the October 2, 2008 offering.

Management estimates that the funds from the October 2, 2008 offering and the Bridge Facility are less than Challenger’s remaining share of the costs with respect to funding the Block 5(c) commitment, due to the recent decrease in the value of the Canadian dollar versus the U.S. dollar.  With respect to the Endeavour Well, the third exploration well, the funding risks include costs that exceed the original estimated $24.8 million USD due to higher actual drilling costs incurred, partners elect to incur testing costs, and/or the continuing exchange rate impact of the Canadian dollar decreasing in value against the U.S. dollar. Challenger plans to fund the shortfall with debt or equity financing.  There is no guarantee that such financing will be available on commercially suitable terms or at all.

Cash Used in Operations

Challenger had minimal natural gas production during the period ended September 30, 2008.  Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements.  In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs.  Challenger was, and continues to be, in a use of cash position.  The Company expects to remain in a use of cash position as it continues its exploration activities. Cash for exploration activities has been provided from financings and the Company will require additional future financings to continue funding its exploration activities.  There is no guarantee that such financing will be available on commercially suitable terms or at all.  Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof, there are 53,497,547 (December 31, 2007 — 32,777,520) shares outstanding. The shares are fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series. In addition, as of the date hereof there are 5,050,000 options and 9,425,000 warrants (December 31, 2007 — 5,670,000 options and 800,000 warrants) to purchase Common Shares outstanding.

The following table summarizes Common Shares issued from December 31, 2006 to the date hereof There are no preferred shares outstanding.

Description	Number of Common Shares
Balance at December 31, 2006	31,344,008
Warrants Exercised	923,512
Options Exercised	510,000
Balance at December 31, 2007	32,777,520
Public Offering of Common Shares	7,800,000
Warrants and Special Warrants Exercised	2,250,027
Options Exercised	670,000
Balance at September 30, 2008	43,497,547
Public Offering of Common Shares	10,000,000
Balance at August 12, 2008	53,497,547

CAPITAL RESOURCES

As at December 31, 2007, Challenger had $4.9 million of capital resources available.  As at September 30, 2008, Challenger decreased its capital resources by $0.6 million, resulting in $4.3 million of capital resources available at September 30, 2008.  The decrease is primarily attributed to the net impact of payments of $29.9 million the Company paid towards the exploration program on Block 5 (c) in Trinidad and Tobago, the $30.4 million raised in financing activity, and the $1.0 million used in the business in the 9 month period.  The $1.0 million used in the business, was largely in connection with professional fees and office and administration expenses.  In the nine month period September 30, 2008, foreign exchange loss of $105,440 was incurred due to change in the value of Canadian dollar against U.S. dollars. A large portion of the Company’s obligations were held in United States dollars resulting in an increase in capital resources in the period ended September 30, 2008.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars)	Sep-08	Jun-08	Mar-08	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06

Total Revenue	62,405	119,876	103,012	67,022	58,300	115,186	126,301	126,364
Net (Loss)	(989,255)	(708,588)	(900,810)	(936,314)	(1,361,724)	(1,360,444)	(785,872)	(541,368)
Per Share basic	(0.02)	(0.02)	(0.03)	(0.03)	(0.04)	(0.04)	(0.03)	(0.01)

Cash Expenses for the Period	327,261	495,582	381,585	285,914	210,771	268,108	279,197	277,456
Stock Option Compensation Expense	381,046	517,389	588,614	686,555	1,099,947	569,785	516,907	661,773
Depletion, Depreciation and Accretion	21,624	20,687	28,333	24,893	24,234	24,904	28,109	87,603
Total Expenses for the Period	749,315	1,030,658	998,532	997,362	1,334,952	862,797	824,213	1,026,832
Foreign Exchange Gain (Loss)	(302,345)	202,195	(5,290)	(5,074)	(85,072)	(612,833)	(87,960)	359,100

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational, foreign exchange and/or financial risks, many of which are outside of Challenger’s control.  More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to continue its exploration program, including completing its commitments on the three well exploration program on Block 5(c).  There is no guarantee that such financing will be available on commercially suitable terms or at all.  Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

Challenger’s costs incurred on its Block 5(c) program is due in U.S. dollars.  The majority of Challenger cash is held in Canadian funds.  Fluctuations in exchange rates between the Canadian dollar and U.S. dollar will impact estimated costs of the third exploration well and estimated funding requirements to complete the Block 5(c) three well exploration program.

Additional risks in the business of Challenger are disclosed in the Company’s Annual Information Form and Short Form Prospectus dated September 24, 2008, available on SEDAR at www.sedar.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period ended September 30, 2008 there were no changes in the Company’s policies and procedures that comprise its internal control over financial reporting that have materially affected the Company’s internal control over financial reporting.

RELATED PARTY TRANSACTIONS

Mr. Greg Noval is the Executive Chairman and a Director of Canadian Superior and as at September 30, 2008 was the Chairman, a Director and a shareholder of Challenger.  In addition, Challenger and Canadian Superior may rely on common personnel and as a result potential conflicts of interest may result.  Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.  As at September 30, 2008 Challenger has advanced $45.6 million to Canadian Superior and accrued an additional $31.9 million obligation in respect to its share of costs on the Block 5(c) program.  For further detail of related party transactions see note 12 to the consolidated financial statements for the period ended September 30, 2008.

On October 23, 2008 the Company announced that Mr. Greg Noval resigned from the Company’s board of directors.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

ADOPTION OF NEW ACCOUNTING POLICY

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern.. The Company does not anticipate any impact to its financial statements as a result of the new disclosure recommendations in this section (see Note 1 to the consolidated financial statements).

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

OUTLOOK

Drilling and testing of the Company’s first and second exploration wells have been completed in the first 9 months of 2008 and respective testing results have been released. Drilling of the third exploration well, in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in August 2008 and is expected to reach total depth in late November 2008. Management is optimistic that the opportunity for exploration success in offshore Trinidad and Tobago will attract further financing required for the Company to fulfill its obligations for the current exploration well and development of the Block 5(c) commitment.